EXHIBIT 21.1

Subsidiaries of the Company


Name                                State of Incorporation
Piedmont Metal Products, Inc              Virginia
S.I.P. Inc. of Delaware                   Delaware
Williams Bridge Company                   Virginia
Williams Equipment Corporation            District of Columbia
WII Realty Management, Inc.               Virginia
Williams Steel Erection Company, Inc.     Virginia